Exhibit 99.1

BGM GROUP LTD

INDEX TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2026 AND SEPTEMBER 30, 2025	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED MARCH 31, 2026, 2025 AND 2024	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED MARCH 31, 2026, 2025 AND 2024	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED MARCH 31, 2026, 2025, AND 2024	F-5
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-6

BGM Group Ltd and ITS SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31	As of September 30
	2026(Unaudited)	2025(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$11,517,115	$9,819,570
Restricted Cash	867	870
Investment in trading securities	28,398	994,895
Accounts receivable, net	4,192,310	4,253,629
Bank acceptance notes receivable	3,057,172	2,911,999
Inventories, net	18,957,850	20,103,215
Prepayment to suppliers, net	3,119,662	3,578,467
Other current assets	4,848,198	9,883,888
TOTAL CURRENT ASSETS	45,721,572	51,546,533

Property, plant and equipment, net	14,964,971	10,724,358
Construction in progress	136,768	4,031,448
Intangible assets, net	4,335,896	4,487,581
Goodwill	360,285,665	350,849,431
Long term investment	10,401,094	11,495,293
Operating lease right of use assets	97,479	315,959
Deferred tax assets	248,425	246,404
Other long-term assets	355,068	117,478
TOTAL ASSETS	436,546,938	433,814,485

CURRENT LIABILITIES:
Bank loans	1,083,909	1,618,465
Insurance premium payables	904,530	1,328,853
Accounts payable	6,353,090	6,555,588
Contract liabilities	1,741,955	1,369,381
Contract liabilities - related party	1,766,090	1,773,134
Deferred government grants-current	78,692	80,032
Taxes payable	1,008,517	907,264
Operating lease liability	88,594	240,943
Due to related party	401,378	340,623
Accrued expenses and other payables	23,142,241	27,383,244
TOTAL CURRENT LIABILITIES	36,568,996	41,597,527

LONG TERM LIABILITIES
Operating lease liability	2,603	79,311
Deferred government grants - noncurrent	207,809	240,154
TOTAL LIABILITIES	36,779,408	41,916,992

Commitments and contingencies

SHAREHOLDERS' EQUITY:
Ordinary Shares, par value $0.00833335, 5,030,000,000 and 5,030,000,000 shares authorized; 200,623,358 and 200,623,358 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively, consisting of 180,623,358 and 180,623,358 Class A ordinary shares, and 20,000,000 Class B ordinary shares and 20,000,000 Class B ordinary shares.	1,671,227	1,671,227
Additional paid-in capital	399,017,465	399,017,465
Statutory Reserve	3,514,055	3,451,261
Accumulated deficit	(17,944,187)	(15,777,045)
Accumulated other comprehensive profit	11,979,565	2,515,209
Total shareholders’ equity attributable to BGM Group Ltd	398,238,125	390,878,117
Noncontrolling interests	1,529,405	1,019,376
TOTAL SHAREHOLDERS’ EQUITY	399,767,530	391,897,493
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	436,546,938	433,814,485

*            The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

The accompanying notes are an integral part of these condensed financial statements.

BGM Group Ltd and ITS SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended March 31
	2026	2025	2024
NET REVENUE	$24,295,443	$14,311,414	$12,562,599

COST OF REVENUE	19,987,889	11,799,981	11,148,577

GROSS PROFIT	4,307,554	2,511,433	1,414,022

SELLING, GENERAL AND ADMINISTRATIVE, RESEARCH AND DEVELOPMENT EXPENSES	5,185,455	4,749,740	2,093,110

LOSS FROM OPERATIONS	(877,901)	(2,238,307)	(679,088)

Interest (expense) income, net	(11,316)	18,811	57,782
Investment income (loss)	103,882	(3,433,407)	966,711
Share of results of associates	(1,340,422)	(126,333)	—
Grant income	43,950	95,278	39,975
Other income (expenses)	120,126	561,478	(44,664)
Total Other (expense) income	(1,083,780)	(2,884,173)	1,019,804
(LOSS) INCOME BEFORE INCOME TAXES (BENEFIT)/ EXPENSE	(1,961,681)	(5,122,480)	340,716
INCOME TAXES (BENEFIT)/EXPENSE	252,841	(4,296,785)	11,936
NET (LOSS) INCOME	(2,214,522)	(825,695)	328,780
Less: net (loss) income attributable to non-controlling interest	(110,174)	35,525	(85,688)
NET (LOSS) INCOME ATTRIBUTABLE TO BGM GROUP LTD	$(2,104,348)	$(861,220)	$414,468
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	10,084,559	(767,989)	240,793
COMPREHENSIVE INCOME (LOSS)	7,870,037	(1,593,684)	569,573
Less: comprehensive income (loss) attributable to non - controlling interests	510,029	18,690	(70,153)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO BGM GROUP LTD	7,360,008	(1,612,374)	639,726
(Loss) earnings per common share - basic and diluted	$(0.01)	$(0.03)	$0.06 *
Weighted average shares - basic and diluted	185,611,891	31,615,463	7,226,480 *

*            The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

The accompanying notes are an integral part of these condensed condensed financial statements.

BGM Group Ltd and ITS SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares		Additional	Retained Earnings (Accumulated	Statutory	Accumulated Other Comprehensive	The Shareholders’ Equity Attributable	Non controlling	Total
	Shares*	Amount	Paid-in Capital	Deficit)	Reserve	Profit (Loss)	to BGM Group Ltd	Interests	Shareholders’ Equity
Balance as of March 31, 2023	7,226,480	$59,583	$36,410,931	$14,086,408	3,249,316	(960,401)	52,845,837	1,889,466	54,735,303
Balance as of September 30, 2023	7,226,480	59,583	—	5,896,373	$3,162,333	$(2,737,087)	$42,792,133	$1,559,268	$44,351,401
Net income (loss) for the period	—	—	—	414,468	—	—	414,468	(85,688)	328,780
Appropriation for statutory reserve	—	—	—	(49,975)	49,975	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	225,258	225,258	15,535	240,793
Balance as of March 31, 2024	7,226,480	$59,583	$36,410,931	$6,260,866	3,212,308	(2,511,829)	43,431,859	1,489,115	44,920,974
Balance as of September 30, 2024	7,226,480	59,583	36,410,931	4,349,377	$3,266,081	$(1,342,128)	$42,743,844	$1,349,505	$44,093,349
Issuance of common shares	71,068,161	592,236	140,232,419	—	—		140,991,322		140,991,322
Net income (loss) for the period	—	—	—	(861,220)	—		(861,220)	35,525	(825,695)
Foreign currency translation adjustment	—	—	—	—	—	(751,154)	(751,154)	(16,835)	(767,989)
Balance as of March 31, 2025	78,294,641	651,819	176,643,350	3,488,157	3,266,081	(2,093,282)	182,122,792	1,368,195	183,490,987
Balance as of September 30, 2025	200,623,358	1,671,227	399,017,465	(15,777,045)	3,451,261	2,515,209	390,878,117	1,019,376	391,897,493
Net loss for the period	—	—	—	(2,104,348)	—	—	(2,104,348)	(110,174)	(2,214,522)
Appropriation for statutory reserve	—	—	—	(62,794)	62,794	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	9,464,356	9,464,356	620,203	10,084,559
Balance as of March 31, 2026	200,623,358	1,671,227	399,017,465	(17,944,187)	3,514,055	11,979,565	398,238,125	1,529,405	399,767,530

*

The accompanying notes are an integral part of these condensed consolidated financial statements.

BGM Group Ltd and ITS SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash flows

(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended March 31
	2026	2025	2024
Cash flows from operating activities:
Net (loss) income	$(2,214,522)	(825,695)	328,780
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Non-cash operating lease expenses	46,525	27,472	12,281
Depreciation and amortization	952,082	442,090	554,772
Provision of credit loss	114,050	516,130	62,422
Deferred tax expense	4,531	(4,638,121)	(600)
Gain(loss)from investment in securities	(103,882)	3,433,407	(1,066,927)
Investment income	—	—	100,216
Share of results of associates	1,340,422	126,333	—
Dividend received	—	—	55,566
Gain on disposal of property, plant and equipment	(1,612)	—	—

Changes in operating assets and liabilities:
Accounts receivable	122,057	(4,538,813)	1,220,376
Bank acceptance notes receivable	(65,935)	997,090	2,304,899
Inventories	1,662,886	(3,925,305)	393,650
Prepayment to suppliers	547,424	(1,937,209)	446,983
Other current assets	8,737,018	(8,196,189)	(229,212)
Accounts payable	(373,609)	4,405,806	(960,861)
Insurance premium payables	(453,742)	1,208,837	—
Advance from customers	(1,464,675)	2,997,528	(648,484)
Deferred government grants	(41,715)	150,174	(39,975)
Tax payables	75,796	167,934	97,043
Accrued expenses and other payables	(6,106,923)	6,604,911	(16,298)
Other non-current assets	(231,210)	(45,789)	—
Lease liabilities	(57,070)	(26,683)	1,610
Net cash provided by (used in) operating activities	2,487,896	(3,056,092)	2,560,675

Cash flows from investing activities:
Purchase of property, plant and equipment	(663,783)	(1,018,131)	(786,547)
Purchase of intangible assets	—	(148,426)	—
Short-term investment	234,503	—	—
Cash received from disposal of long-term investment	—	—	1,458,424
Cash received from disposal of property, plant and equipment	3,136
Payments on long-term investment	(50,582)	(2,092,908)	—
The cash of the company disposed	(19,901)	—	—
Net cash (used in) provided by investing activities	(496,627)	(3,259,465)	727,443

Cash flows from financing activities:
Proceeds from bank loans	—	2,162,672	—
Repayment of bank loans	(570,143)	(558,109)	(486,208)
Net proceeds from issuance of common stock	—	5,758,009	—
Net cash (used in) provided by financing activities	(570,143)	7,362,572	(486,208)

Effect of exchange rate change on Cash, cash equivalents and restricted cash	276,416	(167,720)	67,175

Net increase in Cash, cash equivalents and restricted cash	1,697,542	879,295	2,869,085
Cash, cash equivalents and restricted cash at beginning of period	9,820,440	9,817,254	7,476,247
Cash, cash equivalents and restricted cash at end of period	$11,517,982	10,696,549	10,345,332

Supplemental cash flow information
Cash paid for interest	$25,946	$6,281	$—
Cash paid for income taxes	$135,643	$39,375	$—

Supplemental non-cash information
Goodwill arising from the acquisition of the company by issuing 69,995,661 Class A ordinary shares at US$2.0 per share	$-	$130,225,725	$—
Lease liabilities arising from obtaining right-of-use assets	$-	$205,468	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

BGM GROUP LTD AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Qilian International Holding Group Limited (“Qilian International”, or “the Company”) is a Cayman Islands exempted company incorporated on February 7, 2019 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

On October 18, 2024, shareholders approved the change of our company name to BGM Group Ltd at an extraordinary meeting of shareholders. Effective on October 30, 2024, the Company changed our name to “BGM Group Ltd.”

BGM Group Ltd has a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals.

On November 27, 2024, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with CISG Holdings Ltd, a company incorporated under the laws of the British Virgin Islands and wholly owned by AIX Inc. (NASDAQ: AIFU) (the “Seller”), Patriton Limited, a company incorporated under the laws of British Virgin Islands (the “Target Company”), GM Management Company Limited (“GM HK”), a company incorporated under the laws of Hong Kong, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd. (“RONS Intelligent”), Shenzhen Xinbao Investment Management Co., Ltd. (“Shenzhen Xinbao”), Fanhua RONS Insurance Sales & Service Co., Ltd. (“RONS Sales”) and Shenzhen Baowang E-commerce Co., Ltd. (“Shenzhen Baowang”), all of which are companies with limited liability incorporated under the laws of the People’s Rublic of China.

Pursuant to the Transaction Agreement, BGM Group Ltd agreed to purchase from the Seller, 100% of the equity interest of the Target Company, for a consideration of 69,995,661 Class A ordinary shares with a par value of US$0.00833335 per share of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Seller undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the closing, each of RONS Intelligent, Shenzhen Xinbao, RONS Sales and Shenzhen Baowang will be controlled by the Target Company through VIE contractual arrangement.

The issuance of 69,995,661 Class A ordinary shares was completed on December 27, 2024 and the transaction has been completed.

On March 18, 2025, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with YX Management Company Limited, a company duly incorporated under the laws of Hong Kong, Martline Limited, Cymatrix Limited, Innovo Limited and Techvovo Limited, the existing shareholders holding 100% equity securities of YX Management Company Limited.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the YX Management Company Limited Company, for a consideration of a total of 47,500,000 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Sellers undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the Closing (as defined below), each of Yunyue Consultant Management (Shenzhen) Co., Ltd. (“Yunyue SZ”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of the YX Management Company Limited, Guangdong Yunyue Investment Co., Ltd. (“GD Yunyue”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of Yunyue SZ, and Hanzhou Yaoyixing Technology Co., Ltd. (“Yaoyixing”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of GD Yunyue, will become a wholly owned subsidiary of the YX Management Company Limited.

The issuance of 47,500,000 Class A ordinary shares was completed On April 28, 2025 and the transaction has been completed.

On April 21, 2025, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with Wonder Dragon Global Limited, a business company duly incorporated under the laws of the British Virgin Islands, Yang Lou Dong International Limited Management Company Limited, a company duly incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Yang Lou Dong International Limited Management Company Limited (“Yang Lou Dong”), and Success Myth Limited, the existing sole shareholder holding 100% equity securities of the Yang Lou Dong.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Seller, 100% of the equity interest of the Yang Lou Dong, for a consideration of a total of 38,165,290 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Save as the exceptions as stipulated in the Transaction Agreement, the Seller agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing. The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Seller, as well as customary indemnification rights and obligations of the parties.

The issuance of 38,165,290 Class A ordinary shares was completed on may 20, 2025 and the transaction has been completed.

On May 2, 2025, BGM Group Ltd (the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with HM Management Company Limited (“HM Management”), a company duly incorporated under the laws of Hong Kong, Catch Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Catch”), Expansion Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Expansion”, collectively referred to as the “Sellers” with Catch), HM Consultant Management (Shenzhen) Co., Limited, a company duly incorporated under the PRC laws, Beijing Shuda Technology Co., Ltd., a company duly incorporated under the PRC laws (“Beijing Shuda”) and New Media Star Technology (Shenzhen) Co., Ltd., a company duly incorporated under the PRC laws (“New Media Star”), with Beijing Shuda and New Media Star as the wholly-owned subsidiaries of HM Management.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of HM Management, for a consideration of a total of 16,663,427 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.50 per share of the Consideration Shares.

The issuance of 16,663,427 Class A ordinary shares was completed On June 26, 2025 and the transaction has been completed.

Qilian International (Hong Kong) Holdings Ltd (“Qilian HK”) is a wholly owned subsidiary of Qilian International formed in accordance with the laws and regulations of Hong Kong on January 30, 2019.

Qilian International is a holding company whose only asset is 100% of the equity interest in Qilian HK. Qilian HK is a holding company whose only asset is 100% of the equity interest in Qilian International Trading (Chengdu) Co., Ltd. (“Qilian Chengdu”) and Qilian Shan International Trade (Hainan) Co., Ltd. (“Hainan Trading”), and 51% ownership in Zhongqiao Youguan E-Commerce service Co., Ltd (“Zhongqiao”), collectively the “WFOE”), which are wholly foreign-owned entities organized under the laws of the PRC. Qilian International and Qilian HK do not have any substantive operations of their own but conduct their primary business operations through Qilian Chengdu and Hainan Trading’s variable interest entity, Gansu Qilianshan Pharmaceutical Co., Ltd (“Gansu QLS”).

BGM (Hubei) Health Biological industry Co, LTD is a wholly-owned subsidiary of Qilian HK formed on September 12, 2024.

Gansu QLS was established in August 2006 under the laws of the PRC with initial capital of approximately $0.27 million. After several registered capital increases and capital contributions, the registered and paid capital of Gansu QLS was approximately $12 million as of September 30, 2024 and 2023. Over the years, Gansu QLS has established seven subsidiaries:

	Ownership as of	Ownership as of
	March 31,	September 30,
	2026	2025
Moshangfa (Gansu) Fertilizer Industry Co., Ltd (formerly Jiuquan Qiming Biotechnology Co., Ltd, “Moshangfa”)	100%	100%
Chengdu Qilianshan Biotechnology Co., Ltd (“Chengdu QLS”)	79.71%	79.71%
Jiuquan Ahan Biotechnology Co., Ltd. (“Ahan”)	100%	100%
Tibet Samen Trading Co., Ltd (“Samen”) (1)	—%	—%
Tibet Cangmen Trading Co., Ltd (“Cangmen”)	100%	100%
Rugao Tianlu Animal Products Co., Ltd (“Rugao”)	79.71%	79.71%
Chongqing Shengfu Biological Technology Co., Ltd (“Chongqing”)	79.71%	79.71%

(1)	Samen was dissolved in June 2023, the business of which continues via the operation of the Company’s other subsidiaries.

On May 20, 2019, Qilian International, through its WFOE, Qilian Chengdu, entered into a series of agreements with Gansu QLS and its shareholders, including an Exclusive Services Agreement, Call Option Agreement, Shareholders’ Voting Rights Proxy and Equity Pledge Agreement, Powers of Attorney, and the Spousal Consents (collectively “VIE agreements”). These contractual arrangements oblige Qilian Chengdu to absorb a majority of the risk of loss from Gansu QLS’s activities and entitle Qilian Chengdu to receive a majority of their residual returns. In essence, Qilian Chengdu has gained certain level of control over Gansu QLS. In addition, 99.214% of Gansu QLS’s shareholders have pledged their equity interest in Gansu QLS to Qilian Chengdu on September 30, 2022 and 2021, irrevocably granted Qilian Chengdu an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Qilian Chengdu. Through these contractual arrangements, Qilian Chengdu holds 99.214% of the variable interests of Gansu QLS on September 30, 2022 and 2021.

To optimize its corporate structure, Chengdu Trading and Gansu QLS executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Chengdu Trade and Gansu QLS. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Qilian Shan International Trade (Hainan) Co., Ltd (“Hainan Trading”), a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a certain exclusive service agreement with Gansu QLS, through which Hainan Trade obtained contractual control over Gansu QLS. The terms of these agreement are identical to the VIE agreement. The Service Termination Agreement and the new service agreement with Hainan Trading became effective on December 1, 2022.

Based on these contractual arrangements, Gansu QLS is considered as a VIE of Qilian Chengdu and Hainan Trading under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 810 (“ASC 810”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No.51”, because the equity investors in Gansu QLS do not have the characteristics of a controlling financial interest. In addition, Qilian Chengdu and Hainan Trading are the primary beneficiaries of Gansu QLS, and, as such, Gansu QLS’s books and records are consolidated into those of WFOE. Risks in relation to the VIE structure are discussed under “Risks and Uncertainties” below.

As the above entities were under common control before and after the consummation of the VIE agreements, the restructuring was accounted for as a reorganization of entities under common control and the consolidation of Qilian International and its subsidiaries, the VIE and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Qilian International, its subsidiaries, the VIE and VIE’s subsidiaries are principally engaged in the development, manufacture, marketing, and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives (“TCMD”) product, heparin product, sausage casings, and fertilizers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the financial statements of Qilian International, and its subsidiaries, the VIEs and VIEs’s subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. See Risks and Uncertainties disclosure for VIE structures in China. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). These interim results are not necessarily indicative of results for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ accounting estimates included, but are not limited to: allowance for estimated uncollectible receivables, inventory valuations, impairment of long-lived assets, goodwill, useful lives of property and equipment and intangible assets, fair value of investment in trading securities, impairment of intangible assets, realization of deferred tax assets and uncertain tax position, and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The cash and cash equivalent don’t have withdrawal restrictions.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The WFOE, the VIEs and VIEs’ subsidiaries usually grant credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company evaluates the creditworthiness of its customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Bank acceptance notes receivable

Bank acceptance notes receivable generally due within six months and with specific payment terms and definitive due dates, are comprised of the notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest. From time to time, the Company endorse bank notes receivable to its suppliers as the payment of material purchase. The bank notes receivable is considered sold and derecognized from balance sheets when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivable. If the Company does not surrender control, the cash received from the purchaser is accounted for as a secured borrowing.

As of March 31, 2026 and September 30, 2025, bank acceptance notes receivable from customers were $ 3,057,172 and $2,911,999, respectively.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventory is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Property, Plant and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment charge. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	25 years
Leasehold improvement	Lesser of useful life and lease term
Machinery and equipment	5 years
Automobiles	4 years
Office and electric equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of operations in other income and expenses.

Construction in Progress

Construction in progress is comprised of costs related to the capital projects that are not completed and is not depreciated until such time as the subject asset is ready for its intended use. Construction in progress as of March 31, 2026 and September 30, 2025 represents costs of construction incurred for Chongqing’s new manufacturing facilities for heparin products.

Intangible Assets

Intangible assets consist primarily of land use rights, software and license for drug manufacturing (See Note 7). Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Software	10 years
License for drug manufacturing	10 years

Leases

On October 1, 2019 the Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance we will not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, current portion of obligations under finance leases, and obligations under finance leases, non-current on our consolidated balance sheets.

Operating lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

We have made an accounting policy election to not include leases with an initial term of 12 months or less on the balance sheets and the short-term lease expense recognized for the years present is immaterial.

The right-of-use of assets is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the average borrowing rate of the Company’s outstanding loans.

Lease term includes rent holidays and options to extend or terminate the lease when the Company is reasonably certain that the Company will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the right-of-use assets. Interest expense is determined using the effective interest method. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company reviews the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Investment in Trading Securities

The Company entered into an investment with a iFactors SPC related to shares participating in the Golden Bridge Global Income Opportunities SP (the Fund), an exempted segregated Portfolio Company incorporated in the Cayman Islands and managed by Golden Bridge Capital Management Limited. The Fund primarily invests in bonds offered by private entities (debt securities), globally and also invests in convertible debt securities, publicly traded debt and stock, and governmental fixed income securities. The redemption of such shares for cash can be made with ninety days advance written notice (such written notice period can be extended by the investment manager), except during the lock up period which is initially 24 months and then extended to 36 months, from the initial investment date.

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded as either short term or long term on the Balance Sheet, based on contractual maturity date and are stated at amortized cost. Investment securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value. Investment securities not classified as trading securities or as held-to-maturity securities shall be classified as available-for-sale securities.

As of March 31, 2025 and September 30, 2024, the investment consisted of 20,000 units of the Fund. Such securities have been classified as trading securities. The private equity fund is measured at fair value with gains and losses recognized in earnings. For the years ended September 30, 2022 and 2021, as a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. As of September 30, 2023, the management had intention to redeem the investment and it is probable that the investment will be redeemed for an amount different from the NAV. Thus, the fair value of the investment was measured using discounted cash flow method. The fair value of the Fund was $13,943,019 as of September 30 2023.

As of September 20, 2024, the Company has redeemed $4,800,000 from Fund Management, with the remaining redemption assets in the Fund amounting to $14,770,000.

The Company agrees to redeem the remaining balance of the agreed redemption assets in the form of securities. The Fund Management shall deliver 18,621,000 shares of Highest Performances Holdings (NASDAQ: HPH) to the Company. Based on the average stock price between September 16 and September 20 in 2024, which is $0.712 per share, the total transfer value amounts to $13,258,152. The fair value of the stock is $9,143,019. Due to significant fluctuations in the stock price after September 30, 2024, the average stock price from October 1, 2024, to January 21, 2025, is selected as the fair value to adjust the carrying amount. As of September 30, 2025, the ending balance of stock price, is selected as the fair value to adjust the carrying amount. The Company sold the stock in December 2025 for proceeds of $835,876.

Goodwill

Goodwill represents the excess of the consideration paid for of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized, and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value, and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

Long-Term Investment

Investments in entity in which the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Under the equity method, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries initially record its investment at cost. The Company’s share of investee earnings or losses is recorded in our Consolidated Statements of Operations within Other income (expense). The Company’s interest in the net assets of the investees is included in the equity method investment on the consolidated balance sheets. The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other than temporary. The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries subsequently adjust the carrying amount of the investment to recognize their proportionate share of each equity investee’s net income or loss into earnings after the date of investment, the adjustment of basis difference initially recognized and the other comprehensive income allocated to the Company from the investees.

Impairment of Long-lived Assets

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of long-lived assets as of March 31, 2026 and September 30, 2025.

Borrowings

Borrowings are short-term loans. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Insurance premium payables

Insurance premium payables represent premium payments that have been received from insureds but not yet remitted to the insurance carriers.

Transactions with Non-controlling Interests of Subsidiaries

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries account for a change in ownership interests in its subsidiaries that does not result in a change of control of the subsidiary under the provisions of ASC 810-10-45-23, Consolidation – Other Presentation Matters, which prescribes the accounting for changes in ownership interest that do not result in a change in control of the subsidiary, as defined by GAAP, before and after the transaction. Under this guidance, changes in a controlling shareholder’s ownership interest that do not result in a change of control, as defined by GAAP, in the subsidiary are accounted for as equity transactions. Accordingly, if the controlling shareholder retains control, no gain or loss is recognized in the statements of operations of the controlling shareholder. Similarly, the controlling shareholder will not record any additional acquisition adjustments to reflect its subsequent purchases of additional shares in the subsidiary if there is no change of control. Only a proportional and immediate transfer of carrying value between the controlling and the noncontrolling shareholders occurs based on the respective ownership percentages. For the year ended September 30, 2021, the VIE, Gansu QLS acquired 7.76% of equity interest in Chengdu QLS and its subsidiaries from its shareholders. The equity interest Gansu QLS has in Chengdu QLS increased from 71.75% as of September 30, 2020 to 79.51% as of September 30, 2021.

In the year ended September 30, 2023, the Company made 200,000 RMB (equivalent to $28,356) additional investment to acquire 0.2% ownership of Gansu QLS from third party shareholders and the Company’s ownership in VIE increased to 79.71% as of March 31, 2026 and September 30, 2025.

Non-controlling Interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIEs and VIEs’s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in Zhongqiao E Commerce Limited (“Zhongqiao”), as well as 0.786% ownership interest in Gansu QLS, 20.29% ownership interest in Chengdu QLS and in subsidiaries including Rugao and Chongqing.

The following table summarizes the shareholders’ equity for the non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	March 31	September 30,
	2026	2025
Gansu QLS	$286,552	$833,496
Chengdu QLS and subsidiaries	1,220,508	163,835
Zhongqiao	22,345	22,045
Total	$1,529,405	$1,019,376

Non-controlling interest in the equity of a subsidiary is reported in equity in the consolidated balance sheets. Net income and losses attributable to the non-controlling interest is reported as described above in the consolidated statements of operations and comprehensive income.

Revenue Recognition

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries recognize revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To perform revenue recognition for arrangements within the scope of ASC 606, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries perform the following five steps:

(i)	identification of the promised goods or services in the contract;

(ii)	determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations based on estimated selling prices; and

(v)	recognition of revenue when (or as) we satisfy each performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606.

The majority of the WFOE, the VIEs and VIEs’s subsidiaries’ contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and are, therefore, not distinct. The revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The WFOE, the VIEs and VIEs’s subsidiaries’ products are sold with no right of return and the WFOE, the VIEs and VIEs’s subsidiaries do not provide other credits or sales incentives, which would be accounted for as variable consideration. Sales taxes invoiced to customers and remitted to government authorities are excluded from net sales.

Revenue from sales of Diversified Pharma & Allied Portfolio

The Company enters into contracts with customers from the sales of Diversified Pharma & Allied Portfolio. Each contract is assessed at inception and contains a single performance obligation, which is promised to transfer the products to the customers. This performance obligation is distinct and separately identifiable from any other promises within the contract and is satisfied at a point in time when promised products are accepted by the customers under ASC 606-10-25-30. The transaction price in the contract is fixed, as reflected in the sales order and invoice, and is irrecoverably established upon contract execution with no contingency tied to any future event Pursuant to ASC 606-10-55-36-40, the Company acts as principal as the Company (1) is the primary obligor responsible for fulfilling the promise to deliver the products to the customers; (2) bears inventory risk and customer credit risk; (3) has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the products before they are transferred to the customer; (4) has discretion in establishing the selling price of the products.

Revenue from sales of AI Solutions

AI solutions offer enterprises customized AI software services and solutions to sell products. The Company generates revenue from the sale of products. Each contract is assessed at inception and contains a single performance obligation, which is promised to transfer the products to the customers. This performance obligation is distinct and separately identifiable from any other promises within the contract and is satisfied at a point in time when promised products are accepted by the customers under ASC 606-10-25-30. The transaction price in the contract is fixed, as reflected in the sales order and invoice, and is irrecoverably established upon contract execution with no contingency tied to any future event Pursuant to ASC 606-10-55-36~40, the Company acts as principal as the Company (1) is the primary obligor responsible for fulfilling the promise to deliver the products to the customers; (2) bears inventory risk and customer credit risk;(3) has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the products before they are transferred to the customer; (4) has discretion in establishing the selling price of the products

Revenue from insurance business

The Company provides insurance agency services by acting as an intermediary to facilitate the purchase of insurance policies between policyholders and insurance companies. The Company generates revenue from agency service fees received from insurance companies upon successful completion of the placement. Each contract is assessed at inception and contains a single performance obligation, which is promised to facilitate the introduction and successful placement of the insurance policy between the policyholder and the insurance company. This performance obligation is distinct and separately identifiable from any other promises within the contract and is satisfied at a point in time when the policyholder accepts the insurance policy and the coverage becomes effective, pursuant to ASC 606-10-25-30. The transaction price in the contract is fixed, as reflected in the agency agreement and commission statement, and is irrecoverably established upon policy issuance with no contingency tied to any future event, except for standard policy cancellation provisions. Pursuant to ASC 606-10-55-36~40, the Company acts as an agent because the Company (1) is not primarily responsible for providing the insurance coverage; (2) does not bear insurance underwriting risk or inventory risk; (3) does not have the ability to direct the use of, or obtain substantially all of the remaining benefits from, the insurance policy before it is placed with the policyholder; and (4) does not have discretion in establishing the premium rates of the insurance products, which are set by the insurance companies. Therefore, the Company recognizes revenue on a net basis equal to the amount of agency service it is entitled to receive.

The contract liabilities of the Company consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities were recognized when the Company receives prepayment from customers resulting from sales contracts. Contract liabilities will be recognized as revenue when the products are delivered. As of March 31, 2026 and September 30, 2025, the Company record contract liabilities of $3,508,045 and $3,142,515, respectively, which will be recognized as revenue upon delivery of the products sold.

Refer to Note 13 for disaggregated revenue information.

Government Grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is net against the expense and recognized in the consolidated statements of operations and comprehensive income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of operations and comprehensive income in proportion to the useful life of the related assets. Government grants received for the six months ended March 31 2026, 2025 and 2024 were $21,311, $19,534, and $14,002, respectively. As of March 31, 2026 and September 30, 2025, the deferred government grants were $286,501 and $320,186, respectively.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative, research and development expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, research and development expense, selling and marketing expenses, professional fees, and other operating expenses.

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation of intangible assets and property, plant and equipment used in the research and development activities. For the six months ended March 31, 2026, 2025 and 2024, total selling, general and administrative, research and development expense were as follows:

	For the six months ended
	March 31,
	2026	2025	2024
Selling expense	$342,987	$451,145	$229,092
General and administrative expense	4,599,823	3,770,496	1,396,655
Research and development expense	242,645	528,099	467,363
Total	$5,185,455	$4,749,740	$2,093,110

Income Taxes

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries determine that they would be able to realize the deferred tax assets in the future in excess of their net recorded amount, they would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at March 31, 2026 and September 30, 2025.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no diluted shares for the six months ended March 31, 2026, 2025 and 2024.

The following table sets forth the computation of basic and diluted (loss) earnings per share for the six months ended March 31, 2026, 2025 and 2024:

	For the six months ended March 31,
	2026	2025*	2024*
Numerator:
Net (loss) income attributable to ordinary shareholders	$(2,104,348)	$(861,220)	$414,468

Denominator:
Weighted-average number of ordinary shares outstanding – basic	185,611,891	31,615,463	7,226,480	*
Weighted-average number of ordinary shares outstanding – diluted	185,611,891	31,615,463	7,226,480	*
(Loss) earnings per share – basic	$(0.01)	$(0.03)	$0.06
(Loss) earnings per share – diluted	$(0.01)	$(0.03)	$0.06

* The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

Stock Based Compensation

The Company’s stock based payment transactions with employees are measured based on the grant-date fair value of the instruments, with recognition of either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award on straight line basis, which is generally the vesting period.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in currency other than U.S. Dollars are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the condensed consolidated financial statements in this report:

	March 31, 2026	September 30, 2025
Year-end spot rate	US$1=RMB 6.9194	US$1=RMB 7.1055

Average rate	US$1=RMB 7.0158	US$1=RMB 7.1628

Fair Value of Financial Instruments

The Company records its financial assets and liabilities in accordance with the framework for measuring fair value in accordance with U.S GAAP. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company agrees to redeem the remaining balance of the agreed redemption assets in the form of securities. The Fund Management shall deliver 18,621,000 shares of Highest Performances Holdings (NASDAQ: HPH) to the Company. Based on the average stock price between September 16 and September 20 in 2024, which is $0.712 per share, the total transfer value amounts to $13,258,152. The fair value of the stock is $9,143,019. Due to redemptions and conversions into stocks, the value of the stocks was referenced based on the share price as of September 30, 2024. Due to significant fluctuations in the stock price after September 30, 2024, the average stock price from October 1, 2024, to January 21, 2025, is selected as the fair value to adjust the carrying amount. As of March 31, 2025, the average stock price from October 1, 2024, to June 26, 2025, is selected as the fair value to adjust the carrying amount. The Company sold stock for consideration of USD 835,876 in December 2025.

Cash and cash equivalents, restricted cash, accounts receivable, bank notes receivable, short term investment, advances to suppliers, other current assets, accounts payable, and accrued expenses and other payables approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions, the fair value of the bank loans, lease liabilities, bank notes payable and other liabilities, including current maturities, approximated their carrying value as of September 30, 2025 and March 31, 2026, respectively.

The Company noted no transfers between levels during any of the periods presented.

The following is a reconciliation of the beginning and ending balance of the investment in securities measured at fair value on a recurring basis for the six months ended March 31, 2026, 2025 and 2024:

	As of	As of	As of
	March 31,	March 31,	March 31,
	2026	2025	2024
Beginning balance	$994,895	$8,323,587	13,943,019
Redemption	(1,070,379)
Change in fair value	103,882	(3,433,407)	1,066,927
Ending balance	$28,398	$4,890,180	15,009,946

Concentrations and Credit Risk

A majority of the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries’ expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries, the VIEs and VIEs’s subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of March 31, 2026 and September 30, 2025, $ 10,405,068 and $8,668,747 of the Company’s cash and cash equivalents and restricted cash were on deposit at financial institutions in the PRC which are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. Cash and cash equivalent of $59,416 and $10,989 were deposited at financial institutions in Hong Kong as of March 31, 2026 and September 30, 2025, which are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (approximately $ 65,000). As of March 31, 2026 and September 30, 2025, $1,053,497 and $1,140,704 of the Company’s cash were on deposit at financial institutions in the U.S. which were insured by the FDIC subject to certain limitations. The Company has not experienced any losses in such accounts.

Substantially all the Company’s sales are made to customers that are located in China. The Company has a concentration of its revenues and receivables with specific customers. For the six months ended March 31, 2026, two customers accounted for 12% and 11% of total revenue, respectively and one vendor accounted for 18% of total purchase. As of March 31, 2026, one major customer’s account receivable accounted for 38% of the total account receivable, respectively, and one vendor accounted for 24% of the total accounts payable outstanding.

For the six months ended March 31, 2025, two customers accounted for 16% and 11% of total revenue, respectively and two vendors accounted for 16% and 10% of total purchase. As of March 31, 2025, two major customer’s account receivable accounted for 35% and 32% of the total account receivable, respectively, and one vendor accounted for 47% of the total accounts payable outstanding.

For the six months ended March 31, 2024, two customers accounted for 16% and 14% of total revenue, respectively and two vendors accounted for 13% and 13% of total purchase. As of March 31, 2024, two major customer’s account receivable accounted for 58% and 15% of the total account receivable, respectively, and no vendor accounted for more than 10% of the total accounts payable outstanding.

A loss of any of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Recent Accounting Pronouncements

There were no new accounting standards or updates during the six months ended March 31, 2026 that would have a material impact on the Company’s Unaudited Condensed Consolidated Financial Statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	March 31, 2026	September 30, 2025
Trade accounts receivable	$4,479,083	$4,482,287
Less: allowances for credit losses	(286,773)	(228,658)
Accounts receivable, net	$4,192,310	$4,253,629

The changes of the allowance for credit losses are as follow:

	As of	As of
	March 31, 2026	September 30, 2025
Beginning balance	$228,658	$135,646
Addition	51,252	94,125
Exchange rate difference	6,863	(1,113)
Ending balance	$286,773	$228,658

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of	As of
	March 31, 2026	September 30, 2025
Raw materials	$8,091,236	$7,274,351
Work-in-progress	379,145	326,813
Finished goods	10,487,469	12,502,051
Total inventory	$18,957,850	$20,103,215

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of	As of
	March 31, 2026	September 30, 2025
Other receivable*	$3,600,000	$9,200,000
Receivable from the sale of fund investments	835,876	-
Rental deposit	77,988	80,013
Others	27,035	135,849
Input VAT	617,449	708,191
Less: allowances for credit losses	(310,150)	(240,165)
Total other current assets	$4,848,198	$9,883,888

*In December 2024, as part of the business combination with CISG Holdings Ltd, the Company acquired, among other assets, an advance receivable from a related party of CISG Holdings Ltd. The advance is non-interest bearing and repayable on demand.

The changes of the allowance for credit losses are as follow:

	As of	As of
	March 31, 2026	September 30, 2025
Beginning balance	$240,165	$-
Addition	62,798	238,296
Exchange rate difference	7,187	1,869
Ending balance	$310,150	$240,165

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	March 31, 2026	September 30, 2025
Property and Buildings	$17,761,460	$13,564,462
Machinery and equipment	27,662,514	26,222,984
Automobiles	404,938	473,258
Office and electric equipment	714,705	748,121
Subtotal	46,543,617	41,008,825
Less: accumulated depreciation	(31,376,914)	(30,088,018)
Less: accumulated impairment	(201,732)	(196,449)
Property and equipment, net	$14,964,971	$10,724,358

Depreciation expense was $711,949, $422,670 and $514,083 for the six months ended March 31, 2026, 2025 and 2024 respectively. Certain properties have been pledged as collateral under the bank loan agreement as discussed in Note 9.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	March 31, 2026	September 30, 2025
Land use rights	$4,280,273	$4,168,167
Software	2,194,934	6,376,569
License for drug manufacturing	57,808	56,293
Total	6,533,015	10,601,029
Less: accumulated amortization	(2,197,119)	(6,113,448)
Intangible assets, net	$4,335,896	$4,487,581

Amortization expense was $ 240,133, $19,420, and $40,689 for the six months ended March 31, 2026, 2025 and 2024 respectively. The land use right was pledged for bank loans. Refer to Note 9.

Estimated future amortization expenses for intangible assets is as follows:

Amortization
Year ending March 31,	expense
2026	107,612
2027	104,044
2028	104,044
2029	104,044
Thereafter	3,916,152
$4,335,896

NOTE 8 – LONG-TERM INVESTMENT

In July 2024, Qilian International acquired 25% ownership interest of Caihou Capital (Shenzhen) Group Co., Ltd (“Caihou”) with a total investment amount of RMB25,000,000, which have been paid in the amount of RMB10,000,000 ($1,402,584 equivalent) in 2024.The investment was accounted for using equity method. The remaining RMB 15 million was fully paid on October 28, 2024.

On June 26, 2025, the Company acquired YX Management Company Limited, which holds a 44.6715% equity interest in Fanhua Insurance Surveyors & Loss Adjusters Co., Ltd. (approximately RMB 61,200,000) through its subsidiary, GD Yunyue.

Equity method investment consisted of the following:

	As of	As of
	March 31, 2026	September 30, 2025
Equity method investment:
Cost of equity method investment	12,508,310	12,159,595
Share of results of associates	(1,972,772)	(632,350)
Exchange rate difference	(134,444)	(31,952)
Total long-term investment	$10,401,094	11,495,293

The change of share of results of associates are as follow:

	As of	As of
	March 31, 2026	September 30, 2025
Beginning balance	$632,350	$204,648
Addition	1,340,422	427,702
Ending balance	$1,972,772	$632,350

NOTE 9 – BANK LOANS

In November 2024, Gansu QLS entered into a loan agreement with the Postal Savings Bank of China for a principal amount of RMB 5 million, bearing interest at an annual rate of 3.6% for a term of 1 year. In December 2024, it repaid RMB 4 million of the loan. In February 2025, Gansu QLS signed another loan agreement with the Postal Savings Bank of China for RMB 1 million, with an annual interest rate of 3.6% and a term of 1 year. In February 2026, Gansu QLS repaid RMB 2 million of the loan.

In March 2025, Gansu QLS entered into a loan agreement with the Agricultural Bank of China for an amount of RMB 2 million, bearing interest at an annual rate of 3.6% for a term of 1 year. The credit is secured by the land use rights of Jiuquan Industrial Park (South Park). In March 2026, Gansu QLS repaid RMB 2 million of the loan.

In January 2025, Chongqing entered into a loan agreement with Chongqing Rural Commercial Bank for an amount of RMB 3 million, bearing interest at an annual rate of 3.45% for a term of 1 year. Chengdu QLS provided a guarantee and collateral: Industrial premises at Plot T8-1/04(1), Tongnan High-Tech Zone (East Area), Property Ownership Certificate No.: Yu (2023) Tongnan District Real Estate Ownership Certificate No. 000280468 for this borrowing. In January 2026, the Company applied for and was granted a one-year extension of the loan, with all other terms and conditions remaining unchanged.

In March 2025, Chongqing signed another loan agreement with Chongqing Rural Commercial Bank for RMB 4.5 million, with an annual interest rate of 3.45% and a term of 1 year. Chengdu QLS also provided a guarantee for this borrowing. Chengdu QLS also provided a guarantee and collateral: Industrial premises at Plot T8-1/04(1), Tongnan High-Tech Zone (East Area), Property Ownership Certificate No.: Yu (2023) Tongnan District Real Estate Ownership Certificate No. 000280468 for this borrowing. In March 2026, the Company applied for and was granted a one-year extension of the loan, with all other terms and conditions remaining unchanged.

NOTE 10 –TAXES

(a)	Corporate Income Taxes

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the six months ended March 31, 2026, 2025, and 2024, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The WFOE, the VIEs and VIEs’s subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region and Chengdu QLS are eligible for a favorable income tax rate of 15% for the six months ended March 31, 2026, 2025, and 2024. In accordance with the implementation rules of Corporate Income Tax Law of PRC, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate, subject to a requirement that they re-apply for HNTE status every three years. Gansu QLS is eligible for a favorable income tax rate of 15% for the six months ended March 31, 2026, 2025, and 2024.

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The policy allowing Micro and Small Enterprises to calculate their taxable income at a reduced rate of 25% and pay corporate income tax at a rate of 20% is in effect until December 31, 2027.

Under the prevailing tax regulations effective from January 1, 2023 to December 31, 2027, for Small Low-Profit Enterprises (SLPEs) with an annual taxable income not exceeding RMB 3,000,000, the taxable income is calculated as 25% of the pre-tax income, and the enterprise income tax is paid at a 20% tax rate. This results in an effective income tax rate of 5%.

Interim income tax expenses or benefit is recognized based on the Company’s estimated annual effective tax rate, which is based upon the tax rate expected for the full fiscal year applied to the pretax income or loss of the interim period. The Company’s consolidated effective tax rate for the six months ended March 31, 2026 was 12.5, compared with the PRC statutory income tax rate of 25%. The difference was primarily attributable to preferential tax rates and differences in applicable tax rates in jurisdictions outside the PRC.

NOTE 11 – RELATED PARTY TRANSACTIONS

Name of related parties	Relationship
Caihou Capital (Shenzhen) Group Co., Ltd. (“Caichou Capital”) Hubei Duomeng Digital Commerce Information Technology Co., Ltd.(“Duomeng Digital”)	The Company holds a 25% equity interest in it The same legal representative as the Company’s subsidiary

Due to related parties

	As of	As of
	March 31, 2026	September 30, 2025
Caihou Capital (i)	289,071	281,500
Duomeng Digital	112,307	59,123
Total	$401,378	340,623

(i) As of March 31, 2026, and September 30, 2025, the balance due to Caihou Capital include borrowing amounted RMB 2,000,000 (approximately $289,042) and RMB 2,000,000 (approximately $281,472), which is interest-free and due for repayment on July 10, 2028.

Advance from related party

	As of	As of
	March 31, 2026	September 30, 2025
Duomeng Digital	1,766,090	1,773,134
Total	$1,766,090	1,773,134

Transactions with related party

Sales to

	As of	As of
	March 31, 2026	September 30, 2025
Duomeng Digital	53,981	-
Total	$53,981	-

NOTE 12 – LEASE

	As of	As of
	March 31,	September 30,
	2026	2025
Operating Lease Assets:
Operating Lease right of use asset	$97,479	$315,959
Total operating lease assets	97,479	315,959
Operating lease obligations:
Current operating lease liabilities	88,594	240,943
Non-current operating lease liabilities	2,603	79,311
Total Lease liabilities	$91,197	$320,254

Remaining Lease Term Operating Lease	0.95 year	1.34 years
Discount rate	3.00%	3.00%

Lease liability maturities as of September 30, are as follows:

Operating,
lease
2026	56,116
2027	37,709
Total minimum lease payments	$93,825
Less: Imputed interest	(2,628)
Total	$91,197

NOTE 13 – SEGMENT REPORTING

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries mainly manufactures and distributes active pharmaceutical ingredients and TCMD products as well as other by-products in China, AI solutions and insurance business. Currently no revenue is derived from international markets. The following table presents segment information for the six months ended March 31, 2026, 2025 and 2024, respectively:

	For the six months ended March 31, 2026
	Diversified
	Pharmaceutical		Insurance
	and Allied Products	AI Solutions	Business	Total
Revenue	$16,191,227	2,205,675	5,898,541	24,295,443
Cost of revenue	14,706,915	733,698	4,547,276	19,987,889
Gross profit	$1,484,312	1,471,977	1,351,265	4,307,554
Depreciation and amortization	$887,288	60,634	4,160	952,082
Capital expenditures	$661,381	2,402	—	663,783

	For the six months ended March 31, 2025
	Diversified
	Pharmaceutical		Insurance
	and Allied Products	AI Solutions	Business	Total
Revenue	$9,631,184	$1,104,733	$3,575,497	$14,311,414
Cost of revenue	8,283,104	772,807	2,744,070	11,799,981
Gross profit	$1,348,080	$331,926	$831,427	$2,511,433
Depreciation and amortization	$200,236	$146,125	$95,729	$442,090
Capital expenditures	$1,035,722	$130,835	$—	$1,166,557

	For the six months ended March 31, 2024
	Diversified
	Pharmaceutical		Insurance
	and Allied Products	AI Solutions	Business	Total
Revenue	$12,562,599	—	—	12,562,599
Cost of revenue	11,148,577	—	—	11,148,577
Gross profit	$1,414,022	—	—	1,414,022
Depreciation and amortization	$554,772	—	—	554,772
Capital expenditures	$786,547	—	—	786,547

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Commitments

The following table sets forth our contractual obligations as of March 31, 2026:

	Total	2026	2027
Operating lease commitments under lease agreements	$93,825	$56,116	$37,709
Capital commitment	$644,663	$113,703	$530,960

Contingencies

The Company and its subsidiaries may be subject to legal actions arising in the ordinary course of business. As of March 31, 2026, the Company did not have any material loss contingencies or guarantees.

NOTE 15 – SUBSEQUENT EVENTS

On May 15, 2026, BGM Group Ltd (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a private placement (the “Private Placement”) of 200,000,000 Class A ordinary shares of par value US$0.00833335 per share (the “Class A Ordinary Shares”) at the subscription price of US$0.06 per Class A Ordinary Share (the “Per Share Purchase Price”) and warrants to purchase up to an aggregate of 200,000,000 Class A Ordinary Shares (the “Warrants”).

The Warrants will be exercisable in two equal tranches: Warrants to purchase 100,000,000 Class A Ordinary Shares are exercised at a price equal to 200% of the Per Share Purchase Price, and Warrant to purchase the remaining 100,000,000 Class A Ordinary Shares are exercisable at a price equal to 250% of the Per Share Purchase Price. The Warrants are exercisable on or after the ninety (90th) day following the closing date (the “Initial Exercise Date”) and will expire on the five-year anniversary of the Initial Exercise Date.

The Private Placement is expected to close in June 2026, subject to satisfaction or waiver of the condition precedents set forth in the Securities Purchase Agreement. The Company intends to use the proceeds from Private Placement for working capital and general corporate purposes. Upon closing of the Private Placement, the Company has a total of 380,623,358 issued and outstanding Class A Ordinary Shares.